FIRST AMENDMENT dated as of January 22, 1997, to the Voting Trust Agreement (the "Voting Trust Agreement") dated as of May 12, 1992, by and among AXA, a societe anonyme organized under the laws of France ("AXA"), and each of the persons designated at the end of the Voting Trust Agreement as Voting Trustees (collectively, the "Voting Trustees").

                               W I T N E S S E T H

         WHEREAS AXA and the Voting Trustees heretofore entered into the Voting Trust Agreement relating to the ownership of the common stock of The Equitable Companies Incorporated, a Delaware corporation (the "Company");

         WHEREAS AXA changed its corporate governance structure by replacing its Conseil d'Administration with a Supervisory Board and an Executive Board;

         WHEREAS AXA and the Voting Trustees wish to amend the Voting Trust Agreement to reflect such corporate governance changes.

         NOW, THEREFORE, in consideration of the premises and of the mutual covenants and conditions contained herein, the parties hereto agree as follows:

         1. Voting Trustees. The Voting Trust Agreement is hereby amended by deleting clause (i) of the fourth sentence of Section 2(a) of the Voting Trust Agreement and substituting therefor the following:

        "(i) is a member of the Conseil d'Administration of AXA or, if at any time AXA does not have a Conseil d'Administration, a member of either the Supervisory Board of AXA or the Executive Board of AXA".

         2. Governing Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws, except to the extent that the General Corporation Law of the State of Delaware is mandatorily applicable to the subject matter of any provision of this Amendment.

         3. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         4. Filing in Registered Office. The Voting Trustees shall file or cause to be filed this Amendment and any counterpart hereof in the registered office of the Company in the State of Delaware.

         5. Continuing Agreement. Except as expressly set forth in this Amendment, the Voting Trust Agreement shall continue in full force and effect and is hereby ratified and confirmed in all respects.

         6. Effectiveness. This Amendment is being effectuated by this written agreement of the parties hereto with the written consent of the Superintendent of Insurance of the State of New York pursuant to Section 21 of the Voting Trust Agreement.

         IN WITNESS WHEREOF, AXA and each Voting Trustee have executed this Amendment as of the date first written above.

                                    AXA
                                     by
                                     /s/ Claude Bebear
                                     Name:  Claude Bebear
                                     Title: Chairman of the Executive Board

                                     VOTING TRUSTEES
                                     /s/ Claude Bebear
                                     Name: Claude Bebear

                                     /s/ Patrice Garnier
                                     Name: Patrice Garnier

                                     /s/ Henri de Clermont-Tonnerre
                                     Name: Henri de Clermont-Tonnerre